Exhibit 7

	RATIO OF EARNINGS TO FIXED CHARGES

	Years ended December 31,
	2004	2003	2002	2001	2000
	(in million EUR, except ratios)
Dutch accounting principles

Earnings:
Income before taxes [1]	2,165	1,193	(315)	2,013	4,856
Add: fixed charges	2,848	3,215	3,410	3,752	3,285

	5,013	4,408	3,095	5,765	8,141

Fixed charges:
Interest	664	645	730	862	796
Interest on fixed annuities and GICs/funding agreements	2,105	2,475	2,650	2,887	2,487
Dividend on preferred shares	79	95	30	3	2

	2,848	3,215	3,410	3,752	3,285

Ratio:	1.8	1.4	—	1.5	2.5
Ratio excluding interest on fixed annuities and GICs/funding agreements:	3.9	2.6	—	3.3	7.1

Deficiency			(315)

US GAAP

Earnings:
Income from continuing operations before taxes	2,360	2,286	(841)	1,158	3,492
Add: fixed charges	2,848	3,326	3,649	4,271	4,128

	5,208	5,612	2,808	5,429	7,620
Fixed charges:
Interest	664	756	969	1,381	1,639
Interest on fixed annuities and GICs/funding agreements	2,105	2,475	2,650	2,887	2,487
Dividend on preferred shares	79	95	30	3	2

	2,848	3,326	3,649	4,271	4,128

Ratio:	1.8	1.7	—	1.3	1.8
Ratio excluding interest on fixed annuities and GICs/funding agreements	4.2	3.7	—	1.8	3.1

Deficiency			(841)

[1]	2003 and prior years have been adjusted to reflect changes in accounting principles implemented as of January 1, 2004.